Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

August 23, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION -
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: Yolanda Crittendon

Re:	Colombia Goldfields Ltd. Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006 Form 10-QSB for Fiscal Quarter Ended March 31, 2006 Filed May 22, 2006 File No. 000-51013
_____________________________________________________________________________________________

We write on behalf of Colombia Goldfields Ltd. in response to Staff’s letter of August 4, 2006 by Cicely LaMothe, Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarterly period ended March 31, 2006 (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB

Note 4 - Property and Equipment

Mineral Property, pages F11 - F13

1.
Based on your response to comment one, it appears that you capitalized the mineral rights consistent eith EIFT 04-2 and subsequently took an impairment charge under EIFT 04-3 and SFAS 144. If this is the case, please confirm that you wille xpand your disclosures in future filing to clarify your compliance with GAAP.

In response to this comment, the Company confirms that it capitalized mineral rights and concessions consistent with EITF 04-2 and subsequently recorded an impairment charge under EITF 04-3 / SFAS 144. The Company expanded its disclosures in the footnotes to the financial statements for the quarter ended June 30, 2006 to clarify its compliance with GAAP and to provide more detail regarding its mineral property acquisition and exploration activities and expenditures.

2.
We have read and considered your response to comment three. Given that you funded 100% of RNC’s operations from August 19, 2005 to December 31, 2005 and committed to provide additional funding, explain to us why you did not consolidate RNC during that period in accordance with FIN 46(R).

In response to this comment, the Company discloses on a supplemental basis that it commenced consolidation of RNC effective January 12, 2006, the date at which RNC became a Variable Interest Entity pursuant to the Company’s acquisition of 25% of the of the issued and outstanding stock of RNC. For greater clarification, RNC was and continues to be the beneficial owner of the exclusive rights to the first of the Company’s two exploration projects, known as “The Marmato Project.” Prior to January 12, 2006, the Company had no direct or indirect ownership interest in RNC or the Marmato Project. Also prior to January 12, 2006, the Company was not obligated to provide any funding to RNC, but had loaned RNC money for use in connection with the Marmato Project. As a result, the Company determined that January 12, 2006 was the appropriate date to commence consolidation of RNC.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.